Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-79407 and No. 333-100625, and Form S-8 No. 333-155211, No. 333-32646, No. 333-105926, No. 333-119620 and No. 333-206974) of Westell Technologies, Inc. and Subsidiaries and in the related Prospectuses of our reports dated May 22, 2015, except to Note 1 of the consolidated financial statements as to which the date is November 9, 2015, with respect to the consolidated financial statements and schedule of Westell Technologies, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Westell Technologies, Inc. and Subsidiaries, included in this Annual Report (Form 10-K/A) for the year ended March 31, 2015.

/s/ Ernst & Young LLP

Chicago, Illinois
November 9, 2015